SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*

MARTEN TRANSPORT, LTD.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

573075 10 8

(CUSIP Number)

July 24, 2003
August 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573075 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Randolph L. Marten

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,518,237

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,518,237

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,237

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 27.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Darrell D. Rubel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 90,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 90,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marten Voting Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Scott Nicastro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Estate of Roger R. Marten

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is Marten Transport, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of Marten Transport, Ltd. is 129 Marten Street, Mondovi, Wisconsin 54755.

Item 2.
(a)

Name of Person Filing
This Amendment No. 2 to Schedule 13G is being filed on behalf of Randolph L. Marten, Darrell D. Rubel, G. Scott Nicastro, the Marten Voting Trust and the Estate of Roger R. Marten.

(b)

Address of Principal Business Office or, if none, Residence
For all persons filing, except G. Scott Nicastro

129 Marten Street
Mondovi, Wisconsin  54755

For G. Scott Nicastro:

715 South Barstow Street
Post Office Box 1030
Eau Claire, WI  54702-1030

	(c)	Citizenship For all persons filing, except the Marten Voting Trust, United States. The Marten Voting Trust is organized under Wisconsin law.
	(d)	Title of Class of Securities The class of equity securities to which this Amendment No. 2 to Schedule 13G relates is the common stock, par value $0.01 per share, of Marten Transport Ltd.
	(e)	CUSIP Number The CUSIP number of the common stock is 573075 10 8.

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).

(b)	[ ]	Bank, as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company, as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).
(h)	[ ]	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Randolph L Marten’s beneficial ownership consists of:  (1) 2,405,737 shares of Marten Transport common stock; and (2) an aggregate of 112,500 shares of Marten Transport common stock that Mr. Marten has the right to acquire pursuant to stock options.

Darrel D. Rubel’s beneficial ownership consists of (1) 33,750 shares of Marten Transport common stock; and (2) an aggregate of 56,250 shares of Marten Transport common stock that Mr. Marten has the right to acquire pursuant to stock options.

Neither the Estate of Roger R. Marten, the Marten Voting Trust not G. Scott beneficially own any shares of Marten Transport common stock.

	(b)	Percent of class: Randolph L. Marten - 27.9%. Darrell D. Rubel – 1.0%

	(c)	Number of shares as to which Randolph Marten has:
		(i)	Sole power to vote or to direct the vote	2,518,237
		(ii)	Shared power to vote or to direct the vote	0
		(iii)	Sole power to dispose or to direct the disposition of	2,518,237
		(iv)	Shared power to dispose or to direct the disposition of	0
		Number of shares as to which Darrell D. Rubel has:
		(i)	Sole power to vote or to direct the vote	90,000
		(ii)	Shared power to vote or to direct the vote	0
		(iii)	Sole power to dispose or to direct the disposition of	90,000
		(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

On June 30, 1999, the Estate of Roger R. Marten distributed 856,875 shares of Marten Transport common stock to Randolph L. Marten and 856,875 shares of Marten Transport common stock to Christine K. Marten.  Accordingly, on June 30, 1999, the Estate of Roger R. Marten ceased to be the beneficial owner of 5% or more of the outstanding shares of Marten Transport common stock.

On July 24, 2005, the Marten Voting Trust was terminated.  Prior to termination of the trust, all shares of Marten Transport common stock owned by Randolph L. Marten (including the 856,875 shares he received on June 30, 1999 from the Estate of Roger R. Marten) was subject to the Marten Voting Trust.  Randolph L. Marten, Darrell D. Rubel and G. Scott Nicastro were trustees of the Marten Voting Trust.  Neither Darrell D. Rubel nor G. Scott Nicastro had any pecuniary interest in the shares of Marten Transport common stock that were subject to the Marten Voting Trust..  Darrell D. Rubel beneficially owns 90,000 shares of Marten Transport common stock, or 1.0% of the outstanding shares of Marten Transport common stock.  Accordingly, on July 24, 2003, Darrell D. Rubel, G. Scott Nicastro and the Marten Voting Trust have ceased to be the beneficial owners of 5% or more of the outstanding shares of Marten Transport common stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2003		/s/ Randolph L. Marten
Randolph L. Marten

ESTATE OF ROGER MARTEN

	By:	/s/ Darrell D. Rubel
Darrell D. Rubel

/s/ Darrell D. Rubel
Darrell D. Rubel

/s/ G. Scott Nicastro
G. Scott Nicastro

MARTEN VOTING TRUST

	By:	/s/ Randolph L. Marten
Randolph L. Marten, trustee

Exhibit A

To Schedule 13G/A

Agreement Regarding Filing of Schedule 13G/A

The undersigned parties hereby agree that a joint statement on Schedule 13G/A shall be filed on behalf of each of them.  The Estate of Roger R. Marten, Randolph L. Marten, Darrell D. Rubel and G. Scott Nicastro as all of the trustees under the Marten Voting Trust, hereby authorize and direct Randolph L. Marten to execute and deliver on behalf of the Marten Voting Trust this agreement, the Schedule 13G referred to herein, as amended, and any and all amendments thereto.

Date: August 20, 2003	/s/ Randolph L. Marten
Randolph L. Marten

ESTATE OF ROGER MARTEN

	By:	/s/ Darrell D. Rubel
Darrell D. Rubel

/s/ Darrell D. Rubel
Darrell D. Rubel

/s/ G. Scott Nicastro
G. Scott Nicastro

MARTEN VOTING TRUST

	By:	/s/ Randolph L. Marten
Randolph L. Marten, trustee